Second Quarterly Report

Ending November 30, 2006

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND

PRODUCTION RESULTS /

EXECUTIVE COMMENTS AND ANALYSIS

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /
EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the financial situation for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2006 and November 30, 2006. It also includes a comparison between the operational results, treasury flow and financial situation for the 3-month period ending November 30, 2006 and those from the 3-month period ending November 30, 2005.

This analysis, completed on January 17, 2007, must be read in conjunction with the Company’s audited and consolidated financial statements as at May 31, 2006, presented in the last annual report.  Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless otherwise indicated.

OVERVIEW

Neptune’s second quarterly report ending November 30, 2006 was dedicated to the marketing of its products in North America and Asia. Neptune also deployed development initiatives in the European and Australian market. To accomplish this, the Company participated in various tradeshows to promote its products and increase its presence in new markets to favour its growth.  Neptune also maintains its new commercial approach aimed at building strategic alliances with potential partners in the nutraceuticals, functional and medical food markets, as well as the biopharmaceutical market.

The Company capitalizes on the results of its clinical research and benefits to this day from scientific results that demonstrate the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, elevated cholesterol levels, inflammation problems and attention deficit and hyperactivity disorder.

During the first quarter of the May 31, 2007 fiscal year-end, the Company generated sales of $1.95M, as compared to $1.35M for the quarter ending November 30, 2005, an increase of 44%.  On November 24, 2006, the Company also closed a private placement for $4.5M issuing 1.5M shares at 3$ per share.  This financing allows the Company to accelerate its strategic business initiative and its research and development programs in the cognitive and joint health applications.  The Company will also use part of the proceeds to increase the Company’s sales, marketing and business development efforts as well as for working capital.

PRINCIPAL QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal Year Ending May 31, 2007

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	3,499	1,552	1,947
EBITDA (1)	849	303	546
Net Loss	735	286	449
Loss per Share basic and diluted	0.021	0.008	0.013

Fiscal Year Ended May 31, 2006

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	6,912	1,683	1,354	1,745	2,130
EBITDA (1)	1,049	342	245	235	227
Net Earnings (Net Loss)	(886)	(390)	(453)	665	(708)
Profit (Loss) per Share basic and diluted	(0.029)	(0.015)	(0.018)	0,021	(0,023)

Fiscal Year Ended May 31, 2005

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	4,838	1,117	1,171	1,176	1,374
EBITDA (1)	401	151	119	117	14
Net Loss	1,768	388	503	344	533
Loss per Share basic and diluted	0.069	0.015	0.020	0.013	0.021

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles.  Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.  Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year.  Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as stock option related compensation, for its EBITDA calculation.

In the second quarter ending November 30, 2006, the Company recorded an EBITDA of $0.546M compared to $0.245M in last year corresponding quarter ending November 30, 2005, an increase of 123%.  The Company also reported non-cash stock options related compensation of $0.730M for employees and non-employees for the quarter ending November 30, 2006 for a total of $1.064M for the first six months of the current fiscal year.  Note that these non-cash expenses relates primarily to the granting of new options and the increase in the Company’s share value.  If we were to exclude these non-cash expenses, the Company would have realised a net profit of $0.329M for the first six months of the current fiscal year.

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

During the second quarter ending November 30, 2006, the Company’s operations generated a decrease in liquidities of $0.510M, compared to a decrease of $0.439M for the quarter ending November 30, 2005. The decrease of $0.510 is due in large part to changes in the working capital items from one quarter to the other. The changes to the working capital items for the second quarter ending November 30, 2006 are mainly due to an increase in receivables in the amount of $0.447M, an increase in inventories totalling $0.728M, and an increase in accounts payable amounting to $0.257M, as compared to the first quarter ending August 31, 2006.

Investment Activities

During the second quarter ending November 30, 2006, the investment activities generated a decrease in liquidities of $4.639M.  The decrease in mainly due to the increase in short term deposits for $3.550M following the financing and the acquisition of the plant for $1.255M net from the seller’s balance of sale in the form of a secondary mortgage loan of $0.400M.

Financing Activities

During the second quarter ending November 30, 2006, the financing activities generated an increase in liquidities of $4.639M.  This increase is mainly due to the November 2006 private placement of $4.500M and the financing of the plant acquisition for $0.855M.  In counterpart the Company had to disburse $0.344M in share issue expenses and $0.212M in long term debt reimbursement.  Finally, the Company reimbursed its credit line for $0.110M.

Overall, taking the treasury flow into account, the Company decreased its cash by 0.245M since August 31, 2006.

Financial Situation

The following table details the important changes to the balance sheets as at November 30, 2006 and May 31, 2006:

Accounts	Increase	Comments
	(Reduction)
	(In thousands of dollars)
Cash	(831)	See cash flow statement
Short term investment	3,550	Placement of part of the financing
Receivables	797	Increase in sales and credit terms extension
Inventory	1,237	Increase in both raw materiel and NKO
		inventories in order to secure increase
		in sales and production
Fixes assets	1,006	Plant acquisition
Accounts payable and accrued liabilities	128	Good management of payables
Long term debt	1,043	Financing of plant acquisition

PRIMARY ANNUAL FINANCIAL RATIOS

	November 30, 2006	May 31, 2006	May 31, 2005
Working Capital Ratio (current assets / current liabilities)	3.40	1.80	1.19
Solvency Ratio (Debt Capital/Shareholder Equity) *	0.63	1.26	1.47

* including convertible debentures

Most of the Company’s financial ratios improved for the quarter ending November 30, 2006, as compared to the year ended May 31, 2006. This was mostly due to the overall real performance of the Company and the issuance of capital stock.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

(In thousands of dollars)
Required payments per periods
	Required Payments per Period
Contractual Obligations		Less than	2 to 3	4 to 5	More than
	Total	one period	periods	periods	5 periods
Long-term Debt*	4,654	983	1,855	1,149	667
Loans guaranteed by investments in
rental contracts**	72	34	33	5	-
Other rental contracts	1,013	134	291	281	307
Total liabilities	5,739	1,151	2,179	1,435	974

*  This amount is not reduced by the assigned to warrants and common shares.

** Including interest fees

Related Party Transactions

The transactions between related parties are described in note 2 “Related Party Transactions” of the Company’s financial statements as at November 30, 2006.

Change in Accounting Policies

No changes in accounting policies since May 31, 2006.

Subsequent Events

There were no subsequent events of importance after November 30, 2006.

RISK FACTORS

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The majority of the Company’s accounts receivables are 90% guaranteed by insurers.  U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the American dollar.  Despite the fact that raw material purchases are currently handled in U.S. currency, Management also has the ability to financial instrument to minimize the exchange risk.

Product Liability

The Company acquires a $5M liability insurance policy to cover civil liability relating to its products on a yearly basis. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Executive Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty, and it is possible that the actual future results of the Company differ somewhat from those predicted. These risks include: the growth in demand for Company products, seasonal variations in customer orders, changes in pricing and availability for raw materials, and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its analysis on the prospective statement information available at the time of drafting. The inclusion of this information should not be considered a declaration by the Company that the predicted results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at: http://www.sedar.com.

On January 29, 2007, the total number of common shares issued by the Company and in circulation was 36,272,289, and Company common shares were being traded on the TSX stock exchange in Toronto under the listing NTB.

/s/ Henri Harland

     /s/ André Godin

President and CEO

Vice-president, Administration & Finance

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